Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation

Wholly-Owned Subsidiaries
China Xueda Corporation Limited	Hong Kong
Xuecheng Century (Beijing) Information Technology Co., Ltd.	China
Beijing Xueda Education & Training Consulting Co., Ltd.	China

Consolidated Affiliated Entities
Beijing Xueda Information Technology Co., Ltd.	China